UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2006

DEUTSCHE TELEKOM AG

(Translation of registrant’s name into English)

Friedrich-Ebert-Allee 140

53113 Bonn

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

November 12, 2006

Ad hoc announcement of Deutsche Telekom AG according to § 15 WpHG

Kai-Uwe Ricke resigns from his function as Deutsche Telekom’s CEO

The General Committee of Deutsche Telekom’s Supervisory Board and Deutsche Telekom CEO, Kai-Uwe Ricke, reached agreement today on Ricke’s resignation from his function as CEO as of November 13, 2006.

The Supervisory Board will discuss, and may resolve on, Ricke’s succession as CEO in a meeting tomorrow.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ ppa. GUIDO KERKHOFF
Name: Guido Kerkhoff
Title: Senior Executive Vice President
Chief Accounting Officer

Date: November 13, 2006